Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

VIA E-MAIL: teague@energyx.com

November 14, 2025

Mr. Teague Egan

CEO

Energy Exploration Technologies, Inc.

1604 Calle Tulipan, Suite 100

San Juan, PR 00927

Dear Mr. Egan:

We consent to the use in the Offering Statement Post-Qualification Amendment No. 1 on Form 1-A, as it may be amended, of our Independent Auditors’ Report dated March 30, 2025, relating to the balance sheets of Energy Exploration Technologies Inc. as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity, and cash flows for years then ended, and the related notes to the financial statements.

Driven, PSC (“DRIVEN”) has not compiled, reviewed, or audited the interim financial information and does not express any opinion or any form of assurance with respect to the information included in the offering circular.

Jessica Chico, CPA

Principal

Assurance Department